

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 24, 2016

Michael S. Weiss
Executive Chairman and Chief Executive Officer
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

      Re: Mustang Bio, Inc.
               Registration Statement on Form 10-12G
               Filed July 28, 2016
               File No. 000-55668

Dear Mr. Weiss:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Mary Beth Breslin for

               Suzanne Hayes
               Assistant Director
               Office of Healthcare and Insurance

cc: Mark F. McElreath
       Alston & Bird LLP